September 7, 2018

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Fresh Del Monte Produce Inc.
Form 10-Q for the Quarter Ended June 29, 2018
Response Dated August 17, 2018
File No. 333-07708
Dear Ms. Gilmore and Ms. Erlanger:
We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 4, 2018 regarding the above referenced filings made by Fresh Del Monte Produce Inc. (the “Company”). Set forth below are the Staff’s comments and our responses.
Form 10-Q for the Quarter Ended June 29, 2018
Notes to Consolidated Financial Statements
3, Summary of Significant Accounting Policies
Revenue Recognition, page 8
COMMENT NO. 1:
We note from your response to our prior comment 1 that you believe your disclosure based on aggregated reportable segments as included in Note 16 is sufficient to meet the requirements of ASC 606 in terms of disaggregated revenue disclosures because your contracts with your customers do not differ across fruit products. However, the guidance in ASC 606-10-55-90 indicates that when selecting the type of category to use to disaggregate revenue, you should also consider how information about your revenue has been presented for other purposes including among other factors,

Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
September 7, 2018

disclosures presented outside your financial statements such as in earnings releases, annual reports or investor presentations. In this regard, we note that you have provided revenue amounts on a further disaggregated basis than your reportable segments in earnings releases and in the front section of your Form 10K. The guidance also gives examples of categories that might be appropriate which includes type of contract, but does not limit the categories based on customer contracts. Please provide us further analysis for why you believe product types such as pineapples, fresh-cut product, avocados, melons, and non-tropical produce have similar economic factors in the nature, amount, timing and uncertainty of revenue and cash flows and therefore do not need to be disaggregated under the guidance in ASC 606. Alternatively, please further disaggregate your revenue in the notes to the financial statements under ASC 606-10-50-5. Refer also to the guidance in ASC 606-10-55-89 through 91.

RESPONSE:
While we would note to the Staff that we believe it is important to emphasize that the terms of our contracts with customers do not differ significantly across the various fresh fruit products and accordingly the nature, amount, timing and uncertainty of the revenues and cash flows do not vary significantly, we acknowledge that the guidance cited in the Staff’s comment does not limit the revenue disaggregation categories based on customer contract terms. To address the Staff’s comment, we will include further disaggregated revenue disclosures in the notes to the financial statements in our applicable future filings in accordance with the relevant guidance and the Staff’s comment. In particular, we intend to disaggregate revenue in a manner consistent with the presentation on page 4 of our Annual Report on Form 10-K for our fiscal year ended December 29, 2017.

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Ms. Melissa Gilmore
Ms. Claire Erlanger
Securities and Exchange Commission
September 7, 2018

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above-reference, please contact me at 305-520-8083 at your earliest convenience.
Sincerely,

FRESH DEL MONTE PRODUCE INC.

By:	/s/ Richard Contreras
Richard Contreras
Senior Vice President and Chief Financial Officer